Filed by OceanFirst Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sun Bancorp, Inc.

Commission File No.: 0-20957

Acquisition of Sun Bancorp, Inc. by OceanFirst Financial

Corp Call

Company Participants

•	Jill Apito Hewitt
•	Christopher D. Maher
•	Thomas O’Brien

Other Participants

•	David Jason Bishop
•	Collyn Gilbert
•	Phillip Ordway
•	Adam Hurwich

MANAGEMENT DISCUSSION SECTION

Operator

Good morning and welcome to the OceanFirst Financial Corporation Investor Conference Call. All participants will be in listen-only mode. After today’s presentation, there will be an opportunity to ask questions. Please note, this event is being recorded.

I would now like to turn the conference over to Jill Hewitt, Senior Vice President, Investor Relations Officer.

Jill Apito Hewitt

Thank you, Laura. Good morning and thank you, all, for joining us this morning. Before we begin, I want to remind you that many of our remarks today contain forward-looking statements based on current expectations. Please refer to slide 2 of our investor presentation and other public filings, including the risk factors in our 10-K where you will find factors that could cause actual results to differ materially from those forward-looking statements.

For any forward-looking statements made in this presentation or in any document, OceanFirst and Sun claim the protection of the Safe Harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. This presentation is being made in respect of the proposed transaction involving OceanFirst and Sun.

This material is not a solicitation of any vote or approval of OceanFirst or Sun’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Sun may send to their respective shareholders in connection with the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, OceanFirst has since filed a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decision, respective investors and shareholders of OceanFirst and Sun are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to the documents, because they will contain important information about OceanFirst and Sun in a proposed transaction.

Investors and shareholders are also urged to carefully review and consider OceanFirst and Sun’s public filings with the SEC, including but not limited to their Annual Report on Form 10-K, their Proxy Statements or Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to respective shareholders of OceanFirst and Sun. When available, copies of the joint proxy statement prospectus also may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to OceanFirst Financial Corp. 975 Hooper Avenue, Toms River, New Jersey 08753, Attention: Christopher D. Maher.

OceanFirst, Sun and certain of their respective directors and executive officers under the SEC rules may be deemed to be the participants in the solicitation of proxies of OceanFirst and Sun’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst’s common stock is set forth on the proxy statement for OceanFirst’s 2017 Annual Meeting of Shareholder, as filed with the SEC on Schedule 14A on April 26, 2017.

Information about the directors and executive officers of Sun and their ownership of Sun’s common stock is set forth on the proxy statement for Sun’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 30, 2017. Additional information regarding the interest of these participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst and Sun’s shareholders in conjunction with the proposed transaction may be obtained by reading the joint property statement/prospectus regarding the transaction regarding the proposed transaction when it becomes available. Once available, three copies of the joint statement/prospectus may be obtained as described in the preceding paragraph.

So, thank you all for listening to that. I do apologize for the delay. But now, without further ado, I’d like to introduce Christopher D. Maher, Chairman, President and CEO of OceanFirst Financial Corp.

Christopher D. Maher

Thank you, Jill. Good morning, and thank you for taking the time to join this conference call regarding OceanFirst Financial Corp.‘s agreement to acquire Sun Banc. This morning, I’m joined by Tom O’Brien, Chief Executive Officer of Sun, and Mike Fitzpatrick, Executive Vice President and Chief Financial Officer at OceanFirst. During the call, I’ll be referring to the slide presentation that we made available early this morning and that is also being made available via webcast.

My prepared comments will walk through the strategic value of the transaction, as well as provide some color to the structure, pricing, and other metrics of the opportunity. Following our prepared comments, Tom, Mike, and I would be happy to take your questions.

Before I begin the formal presentation, I want to take a moment to express my appreciation for the Sun team. Sun has made tremendous progress over the past few years and overcome a series of incredible challenges to develop a high-quality franchise with a fiercely loyal following in the marketplace. Those accomplishments did not come easily requiring leadership, teamwork, and dedication from Sun’s board, Tom, the senior officers, and from officers and staff in every part of the company. Many characterized community banking is being in the midst of a talent war. The opportunity to add Sun’s professional bankers and clients to the OceanFirst family is perhaps the most valuable aspect of this transaction.

I’ll now direct you to the slide presentation. As Jill has already provided the required legal disclosures, I’ll jump through the first couple of slides and begin on slide number 4, the transaction highlights. This is an in-market acquisition that substantially improves OceanFirst’s operating scale and market share and also provides a strong branch network and county’s OceanFirst has been covering with commercial lenders but not branches. These additional counties edged the OceanFirst franchise closer to both the New York and Philadelphia metropolitan areas.

Sun’s core deposit franchise carries one of the lowest cost profiles in New Jersey and with 23% noninterest deposits complements the high-quality core deposit franchise at OceanFirst. The financial metrics are attractive as substantial market overlaps and OceanFirst’s existing operating scale can be leveraged to produce cost savings of 53%. A figure in the same range is achieved in our recent Ocean City Home acquisition. 15 communities have both the Sun and OceanFirst branch within the 3 mile radius.

When considering an acquisition, the primary question we ask is will the pro forma company exhibit valuable performance characteristics. And in this opportunity, the additional scale will allow us the target a 120 basis point ROA, 13.5% return on tangible common equity and a 50% efficiency ratio. Finally, in my opening comments, I alluded to the work the Sun team has done to improve the deposit funding profile and asset quality, both of which now demonstrate very impressive characteristics.

Moving to slide 5, the transaction summary. The consideration aggregate is $487 million. We will issue 15.1 million shares and pay $72.5 million of cash. These numbers are fixed and do not change. What does change, however, is how these are allocated at the closing. For example, if the stock price goes up, the mechanics in the definitive agreement increase the cash per share value to track closer to the closing stock price. As a result, the overall exchange ratio for the [indiscernible] (07:55) will change slightly. However, what we will issue and pay does not change.

For more information, I would point you to the election feature that’s detailed in the merger agreement. The valuation multiple represents 169% of Sun’s current tangible book value or 156% of Sun’s tangible book value after factoring the amount of the deferred tax asset that will be realizable to OceanFirst.

The PE ratio is high. The Sun is still shutting legacy expenses and deploying liquidity. After considering the planned expense reductions, the PE ratio applicable to 2018 earnings would be just 14.5 times, a very rational price given today’s multiples. Most of the other purchase accounting marches straightforward with the exception of the DTA. In the case of the DTA, Sun currently has a DTA with a total value of $124 million while they currently value the realizable portion of that DTA at about $50 million.

After applying the IRS 382 Analysis, OceanFirst anticipates the realization of a $74 million DTA. That’s a net increase of $24 million as compared to Sun’s currently realizable value. If the tax rate drops to 15% and, extensively, the book value is reduced by $42 million, we would estimate that Sun’s franchise will contribute an additional $10 million in net income per year in perpetuity. That would indicate we would earn back a potential DTA write-off in approximately four years.

Capital levels, which have been calculated here to exclude the value of the DTA, are projected to remain within our normal operating range. Tangible common equity to assets will be at or above 8.8%, and the leverage ratio should be at or above 8.3% in closing. Internally-generated capital will be strong, supporting the ability to increase capital over time and fund organic growth.

The OceanFirst board will be expanded by two seats to be chosen from the Sun board following regulatory approval. Closing is subject to regulatory and shareholder approvals, so determining a precise closing time line could be problematic.

In addition to the acquisition application, we are considering simultaneously making application to convert our existing thrift charters to a bank holding company in the national bank, which tends to add a little time to the approval process. Given that, we expect the closing in early 2018 as achievable.

And moving on to slide 6, building a community bank of scale. I won’t spend too much time on this slide, but it illustrates the effect of the series of disciplined and well-executed acquisitions that have allowed us to build OceanFirst while also strengthening margins, the deposit profile, and overall profitability metrics. Further, the pro forma franchise is positioned to perform among the highest quartile on the peer group, which we would hope would support valuations, but also reflect the median of our new peer group.

Let’s move to slide 7 which is an overview of Sun Bancorp. We’ll pause just briefly on this slide as well. For those of you that were not familiar with Sun or with the work Tom and his team have accomplished over the past few years, Sun is a well-capitalized bank with very strong credit metrics and steadily improving profitability. Sun is well-established with a 30-year history and presents for the larger independent banks available in New Jersey. This map also provides a clear picture of the overlapping franchises.

Moving to slide 8, achieving our priorities. All three of our recent hold bank acquisitions have focused on deposit quality, and Sun is no exception. While varying a slightly higher cost than OceanFirst’s franchise, the Sun deposits are very favorably structured in a geography where many competitors are struggling to find efficient funding. Operating efficiency is a must for any high-performing community bank, and the scale advantage of servicing these clients on the OceanFirst infrastructure is clear and compelling.

The market migration provides a stronger competitive foundation in counties like Burlington, Mercer, Middlesex and Monmouth, all areas in which OceanFirst is an active commercial lender, but limited by a modest or non-existing branch network.

Revenue synergies have not been modeled into this transaction, but we will have the opportunity to better support large commercial clients, that we will be reintroducing residential mortgages, consumer loans, and trust services in the Sun customer base. With these advantages and a strong and diversified commercial lending operation, growth initiatives present additional upside.

Now, into slide 9, improving our deposit share. This slide illustrates the solidified deposit market share of the pro forma company. While we remain the fourth largest depository in New Jersey, our deposit market share in New Jersey will approach that of Provident with an operating scale advantage measured in deposits per branch over Valley, Provident, Lakeland, Columbia, and Kearny. In addition, our deposit market share in the counties in which we operate will be higher than JPMorgan Chase, M&T and Provident.

Now, going into slide 10, extending access to robust markets. This map and chart illustrate the opportunity to better compete in markets where OceanFirst has limited or no branch presence. We lend in all these counties today, but we are at an obvious disadvantage without a strong branch network.

Moving to slide 11, improved coverage of business centers. This slide further demonstrates the density of commercial lending markets as Sun will provide better physical coverage in key expansion markets for OceanFirst.

Now on to slide 12, the strong deposit – core deposit franchise. Here you see a map of the relative deposit market densities with an overlay of branches. In addition, the chart demonstrates the hyper competitive nature of the New Jersey, New York, and Philadelphia MSAs. At 39 basis points, Sun Deposits outperformed the market in terms of cost and at 23.4% non-interest bearing, they may prove incredibly valuable in a rising rate environment.

On to slide 13, distribution capabilities. These images represent heat maps of deposits and loans for both OceanFirst and Sun. The expansion of our commercial banking business is clearly focused on a corridor from Philadelphia to New York. And with Sun, our presence improves nicely. On the deposit side, our clear advantage is our brand and distribution network in the southern part of the state. A very different competitive market from the dense urban markets in northern New Jersey.

Moving to slide 14, Sun’s loan and deposit transformation. This slide illustrates that Sun has developed both the funding and the lending side of the business and how complementary these franchises are. One important note here is the pro forma balance sheet shows an investor CRE concentration slightly above 300% and an estimated 315%.

We’re not concerned about this, as both institutions have strong concentration management programs, the sub-concentrations within investor CRE are well diversified, funding is primarily high quality core deposits, and almost none of these loans are broker-driven. I’d also point out that we would wind up with $1.2 billion in loans that effectively demonstrates characteristics of C&I loans, which include demonstrate characteristics of C&I loans which include C&I but also owner-occupied CRE, which is both underwritten and priced like a C&I loan.

Moving on to slide 15, our proven acquisition formula. While we have been acquisitive, our selection criteria has allowed us to maintain a valuable balance sheet mix of both the deposit and lending sides. Non-interest deposits arise to 20%, while residential loans fall to 34%. Commercial loans including CRE arise to 56% of the loan book, while construction remained modest to just 3% of loans.

Next is slide 16, the transaction assumptions. I will run through this slide but we can certainly address questions of the assumptions during the Q&A.

Let’s move on to slide 17, our history of expense reduction. As the ability to achieve expense reductions is one of the most critical assumptions, I thought it valuable to review our record today. At legacy OceanFirst, branch consolidations, branch hour, and staff adjustments, applying automation to certain residential lending tasks, and the exit of the agency mortgage servicing business supported investments in commercial banking.

Our recent acquisitions have all met or exceeded our model expense saves, the Ocean Shore’s target being achieved as of today. This experience gives us the confidence we can achieve the required reductions with the Sun integration all while growing our deposit franchise and maintaining a strong level of compliance.

On to slide 18, the transaction financials. I will repeat some of these numbers but I will focus on the disciplined approach to pricing, which resulted in a modest 1.2% dilution to tangible book value and a relatively shorter earn back horizon, 2.3 years on a simple method and 3.5 years on a crossover method. As mentioned earlier, capital levels remain strong.

On to slide 19. Significant upside potential. This slide compares the pro forma franchise to our expected peer group and demonstrates the substantial gap between the projected position of the pro forma company as compared to the peer group. 198% of tangible book value versus 279% of peer group, an 11.3% core deposit premium versus a 17.9% for the peer group, and a 14.2 times PE ratio versus 16.7% for the peer group. While multiples are never in our control, this does illustrate the magnitude of the value enhancement opportunity in the event we demonstrate continued performance.

Moving on to slide 20. The pro forma efficiency ratio. This slide just gives you a sense of the pro forma bank’s opportunity to be among the most efficient banks in the national peer group.

Now on to slide 21 which is our summary. But before we head into questions, I’ll just summarize by saying we believe the strategic value of this opportunity is based on. The transaction being conservatively structured will increase deposit funding in a time when funding maybe very important, cost saves are being driven by a high degree of market overlap, we’ll benefit from an extended branch network closer to New York and Philadelphia, peer valuation suggests a strong opportunity to deliver value, our shareholders will continue to build liquidity, and finally our track record regarding acquisitions should provide comfort regarding the risk profile of this transaction as well as the likelihood we will achieve that require expense reductions.

At this point, Tom, Mike and I would be happy to take your questions. Thank you.

Q&A

Operator

We will now begin the question-and-answer session. [Operator Instructions] And our first question will come from David Bishop of FIG Partners.

<Q - David Jason Bishop>: Hey. Good morning, Chris. How are you?

<A - Christopher D. Maher>: Good morning, David.

<Q - David Jason Bishop>: Hey, a couple of questions here before I jump off and get some other people a chance. But I guess first question, the net interest margin. I noticed that Sun is relatively low compared to you all. Is that a function of excess liquidity or – I saw that from the heat map, a lot of their loans, it looks like are sort of in that Metro New York area. Is that sort of pricing competition? Just maybe getting a sense on a pro forma basis, how you see maybe the deployment of excess cash that they have on balance sheet impacting the combined margin, and maybe just a color on the current margin in terms and relative to [indiscernible] (20:39) slower than yours.

<A - Christopher D. Maher>: So, the first comment I’ll make is that if you look at the yields on the loan portfolios, they’re relatively close to each other, and both companies are really been focused on relationship lending. So, we’re pursuing opportunities and clients who have a lot of business with the company, that have deposit profiles and also lending profile, and very little broker-driven business. So, the loan yields are pretty close to each other. We picked up a little bit of an advantage on the deposit side. And going forward, we’re going to continue to focus on that.

We do expect we’ll do a little more business in New York and Philadelphia metros. We also recognize that as banks get larger, there’s a little bit more pressure to maintain that net interest margin so make them down a little bit. But the efficiencies will be there.

And then you mentioned the deployment of liquidity. Both companies have an opportunity to deploy excess liquidity. Interestingly, our loan-to-deposit ratios are just about on top of each other at 92%.

So, as we go forward into the next 4, 8, 12 quarters, I think both companies are going to be looking to deploy some of that cash at a time when rates come up just a little bit. So, we are asset-sensitive going forward. So, I think we’re comfortable the margins will stay reasonably steady.

<Q - David Jason Bishop>: Got it. And then, as a follow-up, maybe walk through maybe some of the pro forma market leadership pro forma for the deal in terms of maybe some of the market leaders following the acquisition of Sun.

<A>: The market leaders in terms of who we would compete with, is that [indiscernible] (22:24)?

<Q - David Jason Bishop>: Or just in terms of maybe the [indiscernible] (22:28) Central, there’s sort of your bench in terms of who is going to be sort of running the various markets. I know you’ve got some people there on the ground in terms of Central Jersey, Mercer County already, if there’s sort of any change and sort of how you’re redeploying some of the executive already in place there at OceanFirst.

<A>: Sure. So, it’s very early. I don’t really have any definitive statements to make, but I will talk a little bit about philosophy. We’re not interested in buying buildings or branches. We’re investing in client relationships, and we’re investing in people. And I referred to the talent more in the opening, and I really meant that. And it’s very hard to find top quality people. It’s very hard to find top quality lenders in particular. We’ve strived in the acquisitions we’ve done to-date to retain the highest level of staff we can. We’re very careful about managing open requisitions and finding places for people.

And, in fact, I was looking this morning, we’ve retained about 75% of the folks that we brought over in the last three deals we did while achieving the cost savings. So, we took a lot of the cost out of facilities and technology and all that. So, I can make this comment. We’re placing a significant reliance on the quality of the clients, the relationships and the folks over at Sun where we’re handling those, and we’re going to work with them and find an organizational alignment that works for everybody. One of the biggest values we can get out of this is extending into those relationships.

<Q - David Jason Bishop>: Got it. And I’ll just ask one more and hop off. In terms of core deposits at Sun Bancorp obviously the past few deals you guys have had, pretty overwhelming success in retaining this core deposit, are you assuming pretty close to 100% retention like you’ve seen recently in the Cape and Ocean Shore, or do you expect some level of attrition that could be exceeded, so to speak?

<A>: So, you rightly point out, David, we’re very comfortable with our results to-date. So, our retention, just through last month of the three acquisitions that we’ve done has been running about 99% of the deposit dollars acquired with us today, which is a very high retention level. For modeling purposes, I think it’s always wise to be a little bit more pessimistic about that, especially when you’ve got branch consolidations you’re contemplating. So, we modeled for a little bit more runoff than that but obviously, our objectives are to retain at that level.

<Q - David Jason Bishop>: Got it. Thanks.

<A>: Thank you, David.

Operator

[Operator Instructions] And our next question will come from Collyn Gilbert of KBW.

<Q - Collyn Gilbert>: Thanks. Good morning, guys.

<A>: Good morning, Collyn.

<Q - Collyn Gilbert>: Chris, obviously a great transaction brings you a lot of liquidity. You guys already had a lot of liquidity. I mean, how are you thinking about this maybe kind of some tighter commentary as to where you think the overall growth rates can go on kind of the business and the loan book from here? I mean do you think this could allow you to accelerate the growth and then tie that into I guess how you’re thinking about things from a macro point of view because I know you guys have been disciplined through the kind of the fits and starts of the cycle as when you want to grow when you pull back? So just if you could kind of give us your thoughts on kind of the current state of affairs, what the growth opportunities are and then if you see this sort of accelerating loan growth in excess of double digits or how we should think about the business kind of longer term.

<A>: Right. Well, I think the first comment I would make is that this increases our optionality to grow faster if we think that’s a smart idea. So, that’s a big caveat. So, I think we’re at a reasonably unsettled point in terms of the future regarding interest rates and the future regarding economic prospects. There’s a lot of policy decisions being made right now. So, I think this opportunity positions us well in the event we went into – I won’t even call it, say, Goldilocks scenario, but if we’re in a favorable scenario going into 2018 where interest rates look positive, meaning not just the amount but also the shape of the curve, where economic prospects still look good, where we’re comfortable we’re not facing any recessionary pressures, we would have the optionality to grow much more quickly.

But I think we’re going to consider those things as we put the companies together and be careful and thoughtful about it. So that’s kind of how I’d answer. It gives us the raw materials to do that and then you know with the fed [indiscernible] (27:18) balance sheet, I don’t think there is a tremendous amount of clarity from the markets about how that will impact the overall liquidity, liquidity in community banks. I think we’ll look over the next probably quarter or so as we’re working through the requirements that close the deal, understand where the economy is going, and if we choose to grow a little faster, this gives us the raw materials to do so. But I don’t think we’d be making that decision until later in the year when things are a little more clear.

<Q - Collyn Gilbert>: Okay. Okay. That’s helpful. And then just on the cost save front, I know you had indicated there’s potential there to consolidate the 15 branches. Is that really the primary driver? I mean, I guess 53% seemed high to me just knowing that Tom has been really slicing expenses there for a while now. So, just trying to understand a little bit more as to what the dynamic is there on the cost save side.

<A>: There’s a few things that contribute to that. Obviously, the branches are a significant part of that. But beyond the branches, the technology infrastructure for any community banks are expensive. There’s a lot of third parties involved, so there’s an opportunity there. And then Tom has done terrific work. There are pending expense reductions that we will be realizing, for example, the vacating a back office space that is already – back office space that’s already vacant, with leases expiring, that are fairly highly predictable decreases in operating expenses that will naturally occur over the next six months. So, I think it’s a mix of several things.

<Q - Collyn Gilbert>: Okay. Okay. And then just in terms of the culture, Chris, obviously, you guys have done a lot of deals. How are you sort of positioning the institution now? How should we be thinking about culture? How are you guys thinking about culture and just kind of integrating and making sure that everybody is sort of on the same page and going after the same targets going forward here with such a mix of a number of different franchises now underneath the hood?

<A - Christopher D. Maher>: That’s certainly is significant concern that we spent a lot of time on. As you integrate institutions, you’ve got to work very hard to try and pull these cultures together and to make sure that everybody has a uniform vision of where you’re going. We certainly worked hard to do that. We have some more work to do. We’ve mentioned I think in prior calls, we have back-office folks in about 13 different facilities. We’re working on a plan to pull that together to get more people into the same roof. I think you’ll hear more from us on that in the future.

One of the very helpful things here though is that if you’re acquiring institutions that have a shared vision, it’s fundamentally easier. So, I would say that if our businesses were very different, it would be much harder for us to put things together. But particularly though, having the same regulatory agency provides kind of the same approach internally to the way you’re doing everything from underwriting credit and looking at BSA. So, it was a lot of commonality as we did our diligence. The franchises weren’t really that different. If it was a much different franchise, it would have bigger concern.

The other thing is that while we have done a lot in a short period of time, a number of those acquisitions are reasonably mature, so the point for example on the Cape side, so a year-and-a-half ago since announcement, we closed more than a year ago. And we’ve been working solidly with those folks for more than a year. The Ocean City Home people, we announced last July, we’ve been working for a long time with them. And so, I think if you’ve got share values, you got a little bit of a head start, but your point is well taken, and we’ll be doing some other things to try and pull these cultures together in short term.

<Q - Collyn Gilbert>: Okay. Okay. That’s helpful. And then just one final one and I’ll hop out. Can you just run through the DTA again for us and how that – how again we should be thinking about it because I guess the fact that you put out there that you’re bringing over the $74 million, but yet maybe we should assume that could ever get recognizable. Just if you could walk through that again, that would be helpful.

<A>: Sure. Trust me, the last couple of weeks, there has been a lot of walk-through this. So, let me just start by saying that today, Sun has a DTA that has got a total value of $124 million. However, they are not able to realize the full $124 million, so you got a valuation reserve against it, which means they carry about $50 million today which would be what they estimate to be their realizable portion of that DTA.

When we go through the transaction the way the rules work, you’re going to look at the number of factors including a discount rate, the size of the transaction and you’re going to calculate under IRS rules, what portion of the $124 million would be attributable or carried over to OceanFirst and how much of that can OceanFirst actually realize, right? So, how much earnings power do we have over the remaining life of the DTA which in this case is about 17 years.

So, when you do that math, you determine that under today’s rules, if we were to close today, we would be able to carry over $74 million. That figure may change a little bit between now when we actually close depending on the aggregate size of the transaction and a few other factors. Let’s assume we’re closing today. That $74 million could carry over to us. And that’s realizable. We have a high degree of confidence in that.

The question is what happens with income taxes and income tax policy on a federal level, and that’s anybody’s guess. So, for the purposes of understanding where our risk position would be, we took what we believe to be the outside limit of the lowest federal income tax rate we’d expect might be applied to corporate taxes. So, that rate is 15%. So, imagine we close today, we carry over $74 million, and then tomorrow, income tax reform gets passed, signed by the president and is enacted. On that day that it becomes effective, we would write down – we have an immediate write down of the DTA by about $42 million. So, that’s certainly a hit to book value.

However, the Sun franchise, as part of the OceanFirst franchise, would be contributing about $50 million a year in pre-tax earnings to us. So, the additional or the lower tax rate actually improved the earning the valuation of that $50 million worth of earnings and gives us another $10 million a year in net income – net after tax income. So, what happens is the $42 million we write-off, you recover that hit the book value in about four years.

But let me just walk you through something else that I think is even more important. Assume that that happens exactly as I’ve stated. If you took valuations in the sector, and let’s just give them our current valuation which is 2 times book value. We would be removing 2 times the $42 million write-off from the valuation of the company. So, you could make the argument that the company was devalued by $84 million. However, if you value based on earnings, which is a conservative earnings, right, call it 12 times PE. The $10 million in additional net income in perpetuity would carry a franchise valuation of about $120 million. So, while there is a book value ahead, there is a certain earnings gain and that’s in perpetuity.

So, I think those two things would trade off each other. As we work through the math, we determine that the outcomes were neutral to positive for us and we’re not doing this transaction for the DTA. It’s a complexity I just assumed not having them in the transaction but it is what it is. It doesn’t affect the strategic value of the companies we’re putting together, it’s an accounting thing we got to keep an eye on and something we wanted to make sure we disclose carefully.

<Q - Collyn Gilbert>: Okay.

<A>: Does that help?

<Q - Collyn Gilbert>: Yeah. Very helpful. Yeah. No. No. No. Well, it’s dreadful, but it’s very helpful. Thank you. I’ll leave it there. Thanks, guys.

<A>: Okay.

Operator

And the next question will come from Phil Ordway of Anabatic.

<Q - Phillip Ordway>: Hi, Chris. I was wondering if Tom O’Brien will be staying with the company or joining the Board?

<A - Christopher D. Maher>: So, what we said is that Tom is going to stay in an executive role, the determination of the board seats though is something that will be taken into consideration by the leadership committee of our board and full board and that will be done in a couple of months from now hopefully when we get the regulatory approval, and certainly we’ll consider Tom at that time. We’d hope he can sit – I hope if we choose him, I hope he’d consider staying with us. So.

<Q - Phillip Ordway>: Got it. He’ll stay in an executive role then, for the foreseeable future either way?

<A - Christopher D. Maher>: He’s staying in the executive role until closing.

<Q - Phillip Ordway>: Until closing. Okay.

<A - Christopher D. Maher>: After closing, he would relinquish the executive role.

<Q - Phillip Ordway>: Got it. And then, can you tell us a little more about how the deal came together and how this changing environment for New Jersey community banks which has shifted so much in the past few years, how that played a factor in your decision here versus other strategic options that you’ve considered in the past, either buying Sun, buying someone else, selling yourselves, just sort to have the competitive landscape has been shifting and evolving pretty quickly over the past couple of years.

<A - Christopher D. Maher>: Sure. I’ll make some comments. Tom may have some as well. I think we’re an industry where you have to have your eyes open. You have to be thoughtful about where you’re taking your company and which moves are smart and which moves might be not so smart. If we’re in a business where scale matters, where everything from cyber security to regulatory complexity, means that as you get scale, you’ve got an opportunity to improve the efficiencies of your network. It’s also a market where I think community banks always do well when they have high market shares. And one of the things we always focus on is what things can we do that improve the company, make it a denser market share, to make it a more formidable competitor in the market it’s in.

So, this is something that we look at and we discussed with our board on a regular basis, and we look at all sorts of potential combinations. Certainly, I would say particularly after Trump bump, I think a lot of people in the industry are still continuing to try and figure out what does all these mean, what’s the new environment, what will be best for our shareholders. So, as I thought through that and discuss the various scenarios with our board, we settled on the determination that this was something that would be particularly additive to our franchise and would make us a much better bank at the end of the day.

So, Tom and I have been friendly and we talk from time to time. So, on that basis, I approached Tom, we talked through it and seemed to make sense. That’s what I would say. Tom, I don’t know if you would have anything you’d add to that.

<A - Thomas O’Brien>: I think I’d just add that the New Jersey market, much like most of the nation’s market, scale continues to drive a lot of transactions that the cost of doing business, the economic and regulatory headwinds just favor more scale deals, and I think that will continue. And in our case, we really – we look at this essentially as making a $450 million investment, which stocks that we liked better and we like the pro forma stock an awful lot. And that was our determination.

<Q - Phillip Ordway>: Got it. Thank you.

Operator

[Operator Instructions] And we have a follow-up question from Collyn Gilbert of KBW.

<Q - Collyn Gilbert>: Hi, guys. Tom, just to follow up on your comment just there, and I know respecting you can only say so much, but was this negotiated transaction or a bid transaction or if you could talk a little bit about how that part came together?

<A>: You’ll have plenty of time to read about in the proxy comments, but I’ll just say that if you know me and you know the board of directors of our bank, we are incredibly well informed and thoughtful and experienced. And we know the markets we play in and where the opportunities are. I’ll leave it at that.

<Q - Collyn Gilbert>: All right. All right. Very good. Thank you.

Operator

And, next, we have a question from Adam Hurwich of Ulysses.

<Q - Adam Hurwich>: Hi. Just to follow up quickly on the comments regarding the DTA. One thing you didn’t mention, and I’m wondering whether or not it entered your consideration is that with the tax shields that you get, even though it’s not recognized on GAAP, GAAP isn’t really relevant. It’s your regulatory capital account that really matters and the growth in your regulatory capital grows quicker than your GAAP capital grows, which means that you’ve got more flexibility in managing your capital for the bank going forward. Is that correct? Did you think about it?

<A>: That is correct. But under Basel, there are new rules coming out on the application of DTAs and there are limits to how much of the DTA you can apply for regulatory capital. So, rather than get into a whole lot of slicing and dicing of how much of this DTA would be applicable to regulatory capital, for the purposes of the modeling, we have excluded it from regulatory capital which means it only has upsides.

<Q>: Right. And so, in other words if I understood correctly, so you exclude it at the beginning but then you realize your earnings you used the shield, it kicks in to your capital account on a regulatory basis that’s what’s outstripping your gap growth in book?

<A>: That’s correct.

<Q>: Thank you.

<A>: As you get paid down, you’re absolutely right. So, that’s a tangential benefit. It doesn’t move the needle on this deal and we try to keep the modeling simple. But you’re absolutely right there.

<A>: The $20 million that, well, in addition, the DTA comes in over about 16 years. So, instead of as a receivable on the closing date and that was realized into cash over 16 years and if the DTA comes down converting to cash, that gets converted into capital. So, yes.

Operator

[Operator Instructions] And this will conclude our question-and-answer session. I would like to turn the conference back over to Chris Maher for any closing remarks.

Christopher D. Maher

Okay. Just thank you, everybody. I appreciate everyone joining the call especially on the eve of a night-long holiday weekend. So, stay safe and I appreciate everybody’s time. Thank you.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction and the recently completed acquisitions of Cape Bancorp, Inc. (“Cape”) and Ocean Shore Holding Co. (“Ocean Shore”) by OceanFirst; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek”, “plan”, “will”, “would”, “target” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Sun Bancorp, Inc. (“Sun”) assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that OceanFirst or Sun anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Sun’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Sun’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that expected benefits of the proposed transaction and the Cape and Ocean Shore acquisitions may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, OceanFirst’s and Sun’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction and the Cape and Ocean Shore acquisitions; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; and diversion of management time on merger-related matters. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this report or in any documents, OceanFirst and Sun claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Proposed Transaction

This report is being made in respect of the proposed transaction involving OceanFirst and Sun. In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Sun are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Sun and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Sun’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Sun. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher.

Participants in the Solicitation

OceanFirst, Sun and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Sun’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2017 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2017. Information about the directors and executive officers of Sun and their ownership of Sun’s common stock is set forth in the proxy statement for Sun’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on May 30, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s and Sun’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.